Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD ANNOUNCES THREE-FOR-TWO STOCK SPLIT
AND DIVIDEND INCREASE OF 6% PER SHARE

Toronto, Ontario – April 8, 2015 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) announced today that the Board of Directors approved a three-for-two stock split of the company’s outstanding Class A Shares. The split will be implemented by way of a stock dividend whereby shareholders will receive one-half of a Brookfield Class A Share for each Class A and Class B Share held (i.e. one additional share for every two shares held). The stock dividend will be payable on May 12, 2015 to shareholders of record at the close of business on May 5, 2015. Fractional shares will be paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date.

Brookfield is undertaking the stock split to ensure its shares remain accessible to individual shareholders and to improve the liquidity of the shares. The stock split will not dilute shareholders’ equity. The company is ascribing no monetary value to the stock dividend payable to shareholders and therefore the stock dividend will not be taxable in Canada or the United States, although any cash received for fractional shares will be taxable.

The company is in the process of applying to renew its normal course issuer bid and accordingly the number of shares subject to the bid will be adjusted upwards to reflect the stock split.

As a result of the three-for-two stock split, Brookfield will adjust its dividend policy to reflect the additional number of common shares that will be outstanding. Subject to Board determination, the company expects to commence paying a quarterly dividend of US$0.12 per share (representing US$0.48 per annum, or US$0.72 per annum based on the pre-split number of shares outstanding) beginning on June 30, 2015. This would represent an increase of approximately 6% over the current quarterly dividend rate, on a split-adjusted basis.

Brookfield’s Class A Shares will begin trading on a “due bill” basis at the opening of business on Friday, May 1, 2015 until Tuesday, May 12, 2015, inclusively. Accordingly, ex-dividend (post-split) trading in the Class A Shares will commence on the Toronto Stock Exchange and New York Stock Exchange at the opening of business on Wednesday, May 13, 2015.

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Brookfield Asset Management Inc. is a global alternative asset manager with more than $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “expected” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements regarding the stock split, the renewal of the company’s normal course issuer bid and the expected dividend increase described in this release.  Although we believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.